UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Rise Gold Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76760R100

(CUSIP Number)

August 19, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76760R100
1	NAME OF REPORTING PERSON Daniel Oliver Jr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,740,000
	6	SHARED VOTING POWER 11,261,500
	7	SOLE DISPOSITIVE POWER 3,740,000
	8	SHARED DISPOSITIVE POWER 11,261,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,001,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.57%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 76760R100
1	NAME OF REPORTING PERSON Myrmikan Gold Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,261,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,261,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,261,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%
12	TYPE OF REPORTING PERSON (See Instructions) IV

CUSIP No. 76760R100
1	NAME OF REPORTING PERSON Myrmikan Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (a) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,261,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,261,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,261,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%
12	TYPE OF REPORTING PERSON (See Instructions) IA

Item 1.

(a) Name of issuer:

Rise Gold Corp.

(b) Address of issuer's principal executive offices:

Suite 650, 669 Howe Street

Vancouver, British Columbia V6C 0B4

Canada

Item 2.

(a) Names of persons filing:

Daniel Oliver Jr

Myrmikan Gold Fund, LLC

Myrmikan Capital, LLC

(b) Address of principal business office or, if none, residence:

713 Silvermine Road

New Canaan, Connecticut 06840

(c) Citizenship:

Daniel Oliver Jr is a U.S. citizen.

Myrmikan Gold Fund, LLC is a Delaware limited liability company.

Myrmikan Capital, LLC is a Delaware limited liability company.

(d) Title of class of securities:

Common Stock

(e) CUSIP No.: 76760R100

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Daniel Oliver Jr:

(a) Amount beneficially owned:

   15,001,500 shares of Common Stock

(b) Percent of class:  6.57%

This percentage was calculated based on a total of 220,459,647 shares of Common Stock outstanding as of August 19, 2019 (prior to the issuer's 1 for 10 share consolidation that took effect on December 16, 2019). The reporting person directly beneficially owned 3,740,000 shares underlying warrants held by the reporting person and indirectly beneficially owned 6,961,500 shares and 4,300,000 shares underlying warrants held by Myrmikan Gold Fund, LLC. Myrmikan Capital, LLC is the manager of the Fund, and Daniel Oliver Jr is the manager of Myrmikan Capital, LLC.

(c) Number of shares as to which the person has:

 (i) Sole power to vote or to direct the vote:

3,740,000

 (ii) Shared power to vote or to direct the vote:

11,261,500

 (iii) Sole power to dispose or to direct the disposition of:

3,740,000

 (iv) Shared power to dispose or to direct the disposition of:

11,261,500

Myrmikan Gold Fund, LLC and Myrmikan Capital, LLC:

(a) Amount beneficially owned:

   11,261,500 shares of Common Stock

(b) Percent of class:  5.01%

This percentage was calculated based on a total of 220,459,647 shares of Common Stock outstanding as of August 19, 2019 (prior to the issuer's 1 for 10 share consolidation that took effect on December 16, 2019). Myrmikan Gold Fund, LLC beneficially owned 6,961,500 shares and 4,300,000 shares underlying warrants, and Myrmikan Capital, LLC indirectly beneficially owned all of the shares beneficially owned by Myrmikan Gold Fund, LLC. Myrmikan Capital, LLC is the manager of the Fund, and Daniel Oliver Jr. is the manager of Myrmikan Capital.

(c) Number of shares as to which each person has:

 (i) Sole power to vote or to direct the vote:

0

 (ii) Shared power to vote or to direct the vote:

11,261,500

 (iii) Sole power to dispose or to direct the disposition of:

0

 (iv) Shared power to dispose or to direct the disposition of:

11,261,500

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Myrmikan Gold Fund, LLC is a private investment company. Myrmikan Capital, LLC is the manager of Myrmikan Gold Fund, LLC. Daniel Oliver Jr is the manager of Myrmikan Capital, LLC. See Exhibit "A".

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2023

/s/ Daniel Oliver Jr
Daniel Oliver Jr

Myrmikan Capital, LLC

By:	/s/ Daniel Oliver Jr
Manager

Myrmikan Gold Fund, LLC

By:	/s/ Daniel Oliver Jr
Manager of Myrmikan
Capital, LLC

EXHIBIT "A"

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each them of a statement on Schedule 13G, including all amendments thereto (the "Schedule 13G"), with respect to the shares of Common Stock of Rise Gold Corp., a Nevada corporation, and further agree that this Joint Filing Agreement be included as Exhibit "A" to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this 14th day of February, 2023.

/s/ Daniel Oliver Jr
Daniel Oliver Jr

Myrmikan Capital, LLC

By:	/s/ Daniel Oliver Jr
Manager

Myrmikan Gold Fund, LLC

By:	/s/ Daniel Oliver Jr
Manager of Myrmikan
Capital, LLC